SETTLEMENT, TERMINATION AND RELEASE AGREEMENT


     This SETTLEMENT, TERMINATION AND RELEASE AGREEMENT ("Settlement Agreement") is made as of the 1st day of March, 2002, between ZLB Bioplasma AG, Wankdorstrasse 10, Postfach 3000, Bern 22, Switzerland, a Swiss Corporation ("ZLB Bioplasma") and Haemacure Corporation, 2001 University Avenue, Suite 430, Montreal, Canada H3A 2A6, a Canadian corporation ("Haemacure").

                                    RECITALS

     A. Haemacure and ZLB Central Laboratory Blood Transfusion Service SRC ("ZLB Foundation") entered into a license agreement dated as of June 15, 1999 (the "License Agreement") and a supply agreement of even date with the License Agreement (the "Supply Agreement").

     B. Pursuant to an asset purchase agreement executed between ZLB Bioplasma and ZLB Foundation dated June 6, 2000, ZLB Bioplasma acquired all of the assets and liabilities related to the plasma products business conducted by ZLB Foundation (the "Acquisition").

     C. Under the terms of the Acquisition documents, the License Agreement and Supply Agreement (together, the "1999 Agreements") were transferred by ZLB Foundation and assumed by ZLB Bioplasma.

     D. Certain disputes have arisen between Haemacure and ZLB Bioplasma regarding the timing, direction and commercial viability of the Hemaseel HMN technology, the subject matter of the 1999 Agreements.

     E. The parties have various disagreements regarding the interpretation of the 1999 Agreements and wish to terminate those agreements.

     F. ZLB Bioplasma and Haemacure desire to settle disputes between the parties, make compromises and release all claims relating to the 1999 Agreements.

     G. This Settlement Agreement constitutes a compromise by the parties and is intended to be a final and complete settlement of all existing disputes between the parties relating to the 1999 Agreements, unless otherwise specifically excluded.

     H. The date this Settlement Agreement shall become effective is the day beginning 12:01 am EST, March 8, 2002 (the "Effective Date").

                                    COVENANTS

     Accordingly, in full and complete settlement of all disputes described herein and in compensation to Haemacure for early termination of the 1999 Agreements, the parties agree as follows:

1.   TERMINATION.
     -----------

     Except as provided for in Section 8, the 1999 Agreements are hereby terminated, and are no longer of any force and effect, and are superceded in their entirety by this Settlement Agreement and the agreements referenced herein.

2.   CASH PAYMENTS.
     -------------

     ZLB Bioplasma will pay to Haemacure Eight Million U.S. Dollars (U.S. $8,000,000) in cash payments as follows:

     (a) Upon its receipt of a fully executed copy of this Settlement Agreement, on the Effective Date, ZLB Bioplasma will wire transfer to Haemacure in immediately available funds the amount of Three Million Five Hundred Thousand U.S. Dollars (U.S. $3,500,000);

     (b) On the six (6) month anniversary of the Effective Date, ZLB Bioplasma will wire transfer to Haemacure in immediately available funds the amount of One Million U.S. Dollars (U.S. $1,000,000); and

     (c) On the twelfth (12) month anniversary of the Effective Date, ZLB Bioplasma will wire transfer to Haemacure in immediately available funds, the amount of Three Million Five Hundred Thousand U.S. Dollars (U.S. $3,500,000).

     (d) Interest on late payments shall be assessed against ZLB Bioplasma and payable to HAE at a rate of one and one-half percent per month or part thereof that any such payment remains unpaid, or the maximum amount permitted by law, whichever is less. ZLB Bioplasma shall pay or reimburse HAE for all costs of collection, including, without limitation, reasonable attorneys' fees and expenses.

3.   TRANSFER OF ASSETS.
     ------------------

     As and in further consideration of this Settlement Agreement, ZLB Bioplasma shall transfer to Haemacure title and ownership to the equipment, in-process and finished goods, inventory (other than raw plasma) and other assets relating to the Hemaseel HMN technology and described on Exhibit A hereto (the "Assets"). ZLB Bioplasma shall deliver the Assets to Haemacure at the Zurich, Switzerland airport, where title and ownership shall transfer to Haemacure. Such delivery shall be within thirty (30) days of written notice from Haemacure of the designated location, which notice shall be given to ZLB Bioplasma within six (6) months of the Effective Date. ZLB Bioplasma shall be responsible for the reasonable shipping costs to transport the Assets to Montreal, Canada. ZLB Bioplasma warrants only that the equipment listed on Exhibit A was in good working condition when last operated in the ZLB Bioplasma facility. No other implied or express warranties are provided.

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

4.   NON-COMPETE COVENANT.
     --------------------

     As and in further consideration of this Settlement Agreement:

     (a) ZLB Bioplasma agrees that, for a period of five (5) years from the Effective Date, it shall not, directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation, control of or be connected with, or have any financial interest in, or aid or assist anyone else in the conduct of, any business which manufactures and/or sells fibrin sealant products consisting of fibrinogen and thrombin in combination (a "Fibrin Sealant Product"); provided however, the foregoing restrictive covenant shall not apply
(i) to the current CSL Limited/American Red Cross fibrin sealant bandage project and (ii) to the extent ZLB Bioplasma and/or CSL Limited acquire a company that has an on-going Fibrin Sealant Product project (an "Acquired Fibrin Sealant Project") so long as (I) the ZLB Bioplasma Bern, Switzerland facility is not used to produce the Fibrin Sealant Product of the Acquired Fibrin Sealant Project, (II) no ZLB Bioplasma technology regarding Fibrin Sealant Products is utilized for the Acquired Fibrin Sealant Project; and (III) the primary business reason for the acquisition was not to acquire the Acquired Fibrin Sealant Project.

     (b) ZLB Bioplasma agrees that, for a period of two (2) years from the Effective Date, it shall not, directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation, control of or be connected with, or have any financial interest in, or aid or assist anyone else in the conduct of, any business which manufactures and/or sells products consisting of fibrinogen or thrombin (a "Component Product"); provided, however, the foregoing restrictive covenant shall not apply (i) to the current CSL Limited/American Red Cross fibrin sealant bandage project and (ii) to the extent ZLB Bioplasma and/or CSL Limited acquire a company that has an ongoing Component Product project (an "Acquired Component Product Project") so long as (I) the ZLB Bioplasma Bern, Switzerland facility is not used to produce the Component Product of the Acquired Component Product Project, (II) no ZLB Bioplasma technology regarding Component Products is utilized for the Acquired Component Product Project; and (III) the primary business reason for the acquisition was not to acquire the Acquired Component Product Project. ZLB Bioplasma further represents and warrants that it currently has no plans to develop thrombin or fibrinogen as separate plasma products.

     (c) The parties agree that the geographic scope of the covenant not to compete provided in Sections 4(a) and (b) above shall extend to all worldwide regions and territories.

     (d) ZLB Bioplasma acknowledges and agrees that the restrictions and covenants set forth in Sections 4 (a) - (c) are reasonable and valid and are necessary for the protection of legitimate interests of Haemacure and that any breach thereof would cause serious and irreparable injury to Haemacure of such nature as to justify the immediate intervention of a court, by way of injunctive relief or otherwise without necessity of proving actual damage.

5.   LOCK-UP.
     -------

     As and in further consideration of this Settlement Agreement, ZLB Bioplasma has contemporaneously executed the Lock-up Agreement attached as Exhibit B hereto, requiring

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

ZLB Bioplasma to not sell any of the 4,604,332 shares of Haemacure common stock it owns (beneficially or legally) for a period of two (2) years from the Effective Date and to not purchase any additional shares of Haemacure during such period.


6.   RELEASE OF CLAIMS AGAINST ZLB BIOPLASMA.
     ---------------------------------------

     (a) Except as provided in Section 8 below and subject to the condition that ZLB Bioplasma duly and timely performs its obligations and adheres to the covenants as set forth in this Settlement Agreement, Haemacure, on behalf of itself, its affiliates, attorneys, administrators, successors, heirs and assigns, hereby fully and forever releases and discharges ZLB Bioplasma, and its affiliates from all claims, demands, assessments, agreements, actions, suits, causes of action, damages, injunctions, restraints and liabilities, of whatever kind or nature, in law, equity or otherwise, whether now known or unknown or which have ever existed or that may now exist, including any claims for attorneys' fees and costs, in any way related to ZLB Bioplasma's or ZLB Foundation's obligations under the 1999 Agreements, and any costs, fees or liabilities of Haemacure relating to the subject matter hereof, and any and all matters relating thereto.

     (b) Except as provided in Section 8 below, Haemacure agrees to execute a separate release in favor of ZLB Foundation at the request of ZLB Bioplasma.

7.   RELEASE OF CLAIMS AGAINST HAEMACURE.
     -----------------------------------

     Except as provided in Section 8 below, ZLB Bioplasma, on behalf of itself, its affiliates, attorneys, administrators, successors, heirs and assigns, hereby fully and forever releases and discharges Haemacure from all claims, demands, assessments, agreements, actions, suits, causes of action, damages, injunctions, restraints and liabilities, of whatever kind or nature, in law, equity or otherwise, whether now known or unknown or which have ever existed or that may now exist, including any claims for attorneys' fees and costs, in any way related to Haemacure's obligations under the 1999 Agreements and any costs, fees or liabilities of ZLB Bioplasma relating to the subject matter hereof, and any and all matters relating thereto.

8.   RESERVATION OF RIGHTS.
     ---------------------

     (a) Nothing contained in this Settlement Agreement shall prejudice or limit the right of Haemacure or its shareholders to seek damages from ZLB Foundation for (i) ZLB Foundation's failure to honor any shareholder agreement with any Haemacure shareholder and Haemacure; and (ii) to seek recovery of clinical trial expenses incurred and/or paid for by Haemacure on behalf of ZLB Foundation after June 15, 1999 pursuant to the License Agreement.

     (b) Nothing contained in this Settlement Agreement shall prejudice or limit either party's rights under the following agreements executed on the same date herewith:

          (i) License and Technology Transfer Agreement; and

          (ii) Lock-up Agreement.

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

9.   SEVERABILITY.
     ------------

     If any provision of this Settlement Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable and this Settlement Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision never comprised a part of this Settlement Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as part of this Settlement Agreement a provision as similar in its terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

10.  AMENDMENT.
     ---------

     This Settlement Agreement may be amended only by a written instrument signed by Haemacure and ZLB Bioplasma.

11.  COUNTERPARTS.
     ------------

     This Settlement Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

12.  SUCCESSORS AND ASSIGNS; LIMITATION UPON ASSIGNMENT.
     --------------------------------------------------

     This Settlement Agreement shall inure to the benefit of, and shall be binding upon, the respective legal representatives, successors, assigns and sublicenses of each of the parties. Neither party may assign its rights hereunder without the prior written consent of the other party.

13.  ENTIRE AGREEMENT.
     ----------------

     Except for the agreement referenced in Section 5 and the License and Technology Transfer Agreement between the parties executed contemporaneously with this Settlement Agreement, this Settlement Agreement represents the entire agreement between the parties with respect to the subject matter hereof, and all other written or oral agreements relating to the subject matter hereof are hereby superseded.

14.  GOVERNING LAW.
     -------------

     THE TERMS AND PROVISIONS OF THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY, THE SUBSTANTIVE LAWS OF SWITZERLAND APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED THEREIN.

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

     15. ANNOUNCEMENT. The parties agree that in order for the orderly and appropriate disclosure of the terms of this Agreement and the other documents executed herewith, neither party shall disclose the existence or execution of these agreements until 9:00 am EST, March 13, 2002, or such earlier date as the parties may agree in writing.

     IN WITNESS WHEREOF, the parties have executed this Settlement Agreement to be effective as of the date first above-written. ZLB BIOPLASMA AG HAEMACURE CORPORATION


By: /s/ Peter Turner                      By: /s/ Marc R. Paquin
   ------------------------------            --------------------------------
   Peter Turner                              Marc R. Paquin
   President                                 President and Chief
                                              Executive Officer




By: /s/ Peter Turvey                      By: /s/ Wayne G. Johnson
   ------------------------------            --------------------------------
   Peter Turvey                              Wayne G. Johnson
   Secretary                                 Executive Vice President
                                              and Chief Operating Officer




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